UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No.     )*

GP Investments Acquisition Corp.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G40357 116

(CUSIP Number)

May 26, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G40357 116	13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS Silver Rock Financial LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,029,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,029,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. G40357 116	13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS Mounte LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 220,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 220,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. G40357 116	13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS Ralph Finerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,250,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G40357 116	13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS Carl Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,250,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON IN

Item 1.

(a)	Name of Issuer:

GP Investments Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

150 E. 52nd Street, Suite 5003

New York, NY 10022

Item 2.

(a)	Name of Person Filing:

This statement is filed on behalf of Silver Rock Financial LLC (“Silver Rock”), Mounte LLC (“Mounte”), Ralph Finerman and Carl Meyer, each of whom is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

The business address of each Reporting Person is 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(c)	Citizenship:

Silver Rock and Mounte are organized under the laws of the state of Delaware. Ralph Finerman and Carl Meyer each is a citizen of the United States.

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number:

G40357 116

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Ownership (a-c)

The percentage ownership information presented below is based upon the Issuer’s 424B4 prospectus filed on May 20, 2015, which indicated that the total number of outstanding Ordinary Shares as of the consummation of the transaction disclosed therein would be 18,750,000.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Silver Rock Financial LLC	1,029,500	5.5%	0	1,029,500	0	1,029,500
Mounte LLC	220,500	1.2%	0	220,500	0	220,500
Ralph Finerman	1,250,000	6.7%	0	1,250,000	0	1,250,000
Carl Meyer	1,250,000	6.7%	0	1,250,000	0	1,250,000

Mr. Ralph Finerman is the manager of each of Silver Rock and Mounte, and in such position has the power to vote and dispose of the Ordinary Shares held by each of Silver Rock and Mounte. As such, Mr. Finerman may be deemed to share beneficial ownership of all of the Ordinary Shares owned beneficially by Silver Rock and Mounte.

Mr. Carl Meyer is the Chief Investment Officer of Silver Rock. Mr. Meyer has the power to vote and dispose of the Ordinary Shares held by each of Silver Rock and Mounte. As such, Mr. Meyer may be deemed to share beneficial ownership of all of the Ordinary Shares owned beneficially by Silver Rock and Mounte.

Silver Rock is managed by a management committee, consisting of four individuals, Mr. Finerman, Jeffrey Green, Stanley Maron, and Richard Sandler, which also has the power to vote and dispose of the Ordinary Shares held by Silver Rock, by approval of a majority of the management committee. Mr. Sandler is also a trustee of certain trusts which together hold a majority of the LLC interests of Silver Rock. In such capacities, each of the foregoing individuals may be deemed to share beneficial ownership of the Ordinary Shares owned beneficially by Silver Rock, but each disclaims any such beneficial ownership.

The Reporting Persons may be deemed to be a group with respect to the beneficial ownership of the Ordinary Shares, but do not affirm the existence of any such group.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2015

SILVER ROCK FINANCIAL LLC

By:	/s/ Ralph Finerman
Name:	Ralph Finerman
Title:	Manager

MOUNTE LLC

By:	/s/ Ralph Finerman
Name:	Ralph Finerman
Title:	Manager

RALPH FINERMAN

/s/ Ralph Finerman

CARL MEYER

/s/ Carl Meyer

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement